Exhibit 99.1

PRESS RELEASE

Borqs Technologies is Granted Land Use Rights for 5G/IoT and Electric Vehicle Development

Santa Clara, California, November 8, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G semiconductor chip design, Internet of Things (IoT) solutions, and innovative clean energy, today announced that the Company’s wholly owned subsidiary, Borqs Hong Kong Limited, has been granted land use rights for about 1.4 million sq. ft. in Huzhou, China, a city located in the Yangtze River Delta. With about 1/10 of China's population and 1/5 of the country's GDP, the Yangtze River Delta is one of the fastest growing industrial regions in the world.

According to the grant agreement, the land use rights granted to Borqs’s 5G Industrial Park are valued at US$10.5 million and will be developed in two phases. The first phase will be particularly for IoT and 5G technologies, the construction of which is planned to commence in 2022 and to be completed by the end of 2023. The second phase is planned to begin construction thereafter particularly for software and hardware products for the electric vehicle industry.

The total construction space is targeted to be about 2.2 million sq. ft. and is estimated to cost about US$125 million. Borqs is actively selecting and evaluating bids from developers for the industrial park. This project aligns the Company with future growth along the macroeconomic trends and the continuously increasing demands for connected solutions and achieving a zero carbon economy.

About Huzhou South Taihu New Area of Zhejiang province, China

The South Taihu New Area of Huzhou City was officially established on June 2, 2019 and is one of the four new areas established by the provincial government. It is located in the northern part of Zhejiang Province at the south shore of the Taihu Lake, with a total planning area of 225 square kilometers. Accessible by high speed railway and five express highways, the area is also connected with the inland water transportation channels in China. There are four international airports around the new area, including Hongqiao and Pudong in Shanghai, Xiaoshan in Hangzhou and Lukou in Nanjing.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Borqs recently acquired controlling interests in a solar energy storage systems company in the U.S.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that real estate development projects as mentioned may not be successfully negotiated to the advantage of the Company or completed to the extent intended or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou
Vice President of Corporate Finance
Borqs Technologies, Inc.
sandra.dou@borqs.net
www.borqs.com